Exhibit 99.1

Ohmyhome Reports 2023 Full-Year Results

Ohmyhome achieves S$5.0 million 2023, launches HomerAI and completes acquisition of its Property Management business, and is poised for 3X Growth in 2024 and a positive Adjusted EBITDA in Q4 2024

●	Revenues totalled S$5.0 million (US$3.8 million)
●	Net loss totalled S$5.5 million (US$4.2 million), or $0.20 per diluted share
●	Ohmyhome sellers continue to sell above valuation 73% of the time. Total number of transactions reached 15,500, and total GTV reached US$3.0 billion.

Singapore, April 18, 2024 (GLOBE NEWSWIRE) — Ohmyhome Ltd. (NASDAQ: OMH , “ Ohmyhome “, “the Company “), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, today reported the results for the year ended December 31, 2023.

“In 2023 despite the unfavourable market conditions, we have been focusing on developing new products and features that will change the way people transact properties and put us ahead of competitors in the long term. With the completion of acquisition of property management business as well as the successful launch of HomerAI, Ohmyhome is now well-positioned to expand our market share and nurture our customers at scale as we continue to deliver value to clients in Singapore and beyond.” said Rhonda Wong, CEO and Co-Founder of Ohmyhome.

Revenues in 2023 totalled S$5.0 million (US$3.8 million). Net Loss totalled S$5.5 million (US$4.2 million).

Current Assets as at December 31, 2023 was S$4.4 million (US$3.3 million) and Current Liabilities as at December 31, 2023 was S$2.7 million (US$ 2.1 million) after S$2.3 million. Total Asset as at December 31, 2023 was S$10.3 million (US$ 7.8 million), and Total Liabilities as at December 31, 2023 was S$ 6.3 million (US$ 4.8 million)

Results for 2023 include impacts from additional requirements by the government for HDB transactions and property cooling measures by the government, effectively protracting the duration of a property transaction from 3 months to 6 months. Renovation activities dipped correspondingly as buyers and sellers required longer durations to transact their properties, leading to lower transaction volumes and an estimated overall decline in revenue. The Company believes that these challenges are temporary and are optimistic in a resurgence in transaction volume in Q1 2024.

The company has launched its latest innovative product, HomerAI , a ‘digital agent’ for customers in Q2 2023. Consumers can now access Ohmyhome’s suite of services including live e-valuation, past transactions figures, cash proceeds calculations and expect continuous enhancements to HomerAI. Registered homeowners will be able to use a mortgage calculator to estimate price affordability and consult a digital agent (“HomerGPT”) to plan the timeline of their marketing and transaction of their properties according to their needs. Till date, the company has over 15,500 homeowners with their homes connected on the platform.

Forward-Looking Financial Guidance

Ohmyhome is estimated to achieve a three-fold growth in revenue in 2024 and a positive Adjusted EBITDA in the quarter of Q4 2024. The company continues to focus on its key growth strategies of growing market share in existing markets via improved marketing efforts and new products.

“Ohmyhome has an unwavering commitment to becoming a property Super App. Today, we are able to better serve and convert customers, achieve greater prices for home sellers and lead in our number of transactions per agent.” said Rhonda Wong, CEO and Co-Founder of Ohmyhome .

Ohmyhome is expected to achieve synergy realization leading to revenue growth and improved profitability in the next two years. The Company will focus on aggressively growing its top funnels, nurturing customers using AI and increasing conversions and market share in the condominium market.

The Company is tracking its 1Q 2024 budget, and is still projecting to achieving full-year revenue for 2024 to be 3 times of that of 2023, and is projecting to achieve adjusted EBITDA breakeven in Q4 2024.

The Company’s guidance is based on current plans and expectations and is subject to a number of known and unknown uncertainties and risks, including those set forth below in the Company’s “Safe Harbor Statement”.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 15,500 properties as of June 30, 2023, and has approximately 6,800 units under management as of Dec 31, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release and the webinar contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

This investor webinar may include references to non-US GAAP financial measures, which include: Adjusted EBITDA and Adjusted EBITDA Margins. Ohmyhome uses these non-US GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparison, and Ohmyhome’s management believes that these non-US GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. However, there are a number of limitations related to the use of non-US GAAP financial measures, and as such, the presentation of these non-US GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with US GAAP reported on Form 20-F . In addition, these non-US GAAP financial measures may differ from non-US GAAP financial measures with comparable names used by other companies. Reconciliations of these non-GAAP financial measures to the most directly comparable US GAAP financial measures can be found in the accompanying financial schedules of the release and the Company’s Investor Relations website at ir.ohmyhome.com

It should be noted that our auditors have not completed their audit of our financial statements for the FY 2023. We do not expect material changes to such financial statements and as a result would like to update you as to our results. However, it should be noted that there is no guarantee that our audited financials for FY 2023 will not materially differ from those being discussed herein and as a result, should not be relied upon until the final audit has been completed and our 20-F has been filed with the U.S. Securities and Exchange Commission.

Appendix for Condensed Version of Comprehensive Income Statement

	2022	2023	2023
	SGD	SGD	USD

- Brokerage services	3,072,060	2,817,930	2,135,928
- Property Management (from Oct 6, 2023)	-	846,726	641,799
- Emerging and other services	3,953,532	1,339,837	1,015,566
Total operating revenues	7,025,592	5,004,493	3,793,293

- Brokerage services	1,688,572	1,179,562	894,082
- Property Management (from Oct 6, 2023)	-	264,144	200,215
- Emerging and other services	628,342	275,946	209,160
Gross profit	2,316,914	1,719,652	1,303,457

Total operating expenses	(5,548,254)	(7,606,672)	(5,765,688)
Total other income, net	157,299	370,796	281,054
NET LOSS	(3,074,041)	(5,516,224)	(4,181,177)
LOSS PER SHARE	(0.19)	(0.26)	(0.20)

Adjusted EBITDA	(2,780,965)	(4,018,712)	(3,046,094)

Appendix for Condensed Version of Consolidated Balance Sheet

	December 31,	December 31,	December 31,
	2022	2023	2023
	SGD	SGD	USD

ASSETS
Current assets	603,536	4,363,846	3,307,699
Property and equipment, net	35,362	78,721	59,669
Non-current assets	1,529,892	5,859,373	4,441,274
Total assets	2,168,790	10,301,940	7,808,642

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	3,431,590	2,721,237	2,062,638
Non-current liabilities	920,308	3,578,128	2,712,141
Total liabilities	4,351,898	6,299,365	4,774,779

SHAREHOLDERS’ EQUITY	(2,183,108)	4,002,575	3,033,863

Appendix for Condensed Consolidated Statements of Cash Flows

	SGD	SGD	USD

Net loss	(3,074,041)	(5,516,223)	(4,181,174)
net cash used in operating activities	(3,106,317)	(4,212,202)	(3,192,755)
net cash (used in)/ provided by investing activities	855,401	(5,759,678)	(4,365,708)
net cash provided by /(used in) financing activities	1,305,262	9,939,229	7,533,714

Foreign currency effect	26,156	(76,974)	(58,345)

net change in cash and cash equivalents	(919,498)	(109,625)	(83,094)
cash, cash equivalents and restricted cash at beginning of period	1,220,931	301,433	228,479
cash, cash equivalents and restricted cash at period end	301,433	191,808	145,385

Appendix for Adjusted EBITDA Reconciliation from Net Loss

Adjusted EBITDA Reconciliation	2022	2023
Net Loss	(3,074,041)	(5,516,224)
Stock Based Compensation	-	(537,756)
Professional Fees related to Listing and Acquisitions	(323,028)	(1,082,441)
Depreciation and Amortisation	29,952	130,304
Allowances for Doubtful Accounts	(16,683)	(7,619)
Other Non-Recurring Expenses		(453)
Adjusted EBITDA	(2,780,965)	(4,018,712)

For more information

Investor Relations: ir@ohmyhome.com

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